Cadbury plc (the “Company”)

Announcement of transactions in ordinary shares of 10p each and American Depositary Receipts
(“ADRs”) by Directors

The Company was notified on 3 April 2009 that, on 3 April 2009, the following non-executive directors acquired ordinary shares in the capital of the Company at a price of £5.27 per share, having elected to surrender part of their quarterly directors’ fees for this purpose:

Wolfgang Berndt Roger Carr Colin Day Guy Elliott Baroness Hogg The Lord Patten of Barnes	1,904 shares 2,469 shares 776 shares 2,497 shares 776 shares 1,528 shares

The Company was notified on 3 April 2009 that, on 3 April 2009, the following non-executive director acquired ADRs (each representing four ordinary shares in the capital of the Company) at a price of $31.34 per ADR, having elected to surrender part of his quarterly directors’ fees for this purpose:

Raymond Viault 557 ADRs

Following these transactions, the non-executive directors have total interests in ordinary shares in the capital of the Company as shown below:

Wolfgang Berndt Roger Carr Colin Day Guy Elliott Baroness Hogg The Lord Patten of Barnes Raymond Viault	64,386 shares 47,467 shares 10,998 shares 11,113 shares 1,278 shares 13,445 shares 4,775 ADRs (representing 19,100 ordinary shares)

The transactions in ordinary shares were carried out in London. The transaction in ADRs was carried out in New York.

These announcements are made following notifications under Disclosure and Transparency Rule 3.1.2.

Contact:
J M Mills
Director of Group Secretariat
Tel: 01895 615176

6 April 2009